Joshua R. Diggs Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-0047 | Tel (213) 486-9611 | Fax capitalgroup.com

August 10, 2022

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, NE

Washington, DC 20549

Re:	American Funds Short-Term Tax-Exempt Bond Fund (the “Registrant”)
File Nos. 333-265964 and 811-05750

Dear Sir or Madam:

On August 5, 2022, the Registrant filed a Pre-Effective Amendment No. 2 (the “Initial Amendment”) to its Registration Statement on Form N-14/A (the “Registration Statement) with the Securities and Exchange Commission (the “SEC”) via EDGAR Accession No. 0000051931-22-000687.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Registrant hereby applies for the withdrawal of the Initial Amendment and requests that the SEC consent thereto.

The Registrant inadvertently filed the Initial Amendment under the incorrect SEC file number of 033-26431 when it intended to file it under SEC file number 333-265964. After discussion with the staff of the SEC, on August 5, 2022, the Registrant filed a Pre-Effective Amendment No. 2 (the “Subsequent Amendment”) with the SEC via EDGAR Accession No. 0000051931-22-000693 under the correct SEC file number of 333-265964. The Subsequent Amendment was declared effective by the SEC on August 5, 2022 at 4:40 P.M.

The Registrant requests that the SEC consent to this application on the grounds that withdrawal of the Initial Amendment is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

It is our understanding that this application for withdrawal of the Initial Amendment will be deemed granted as of the date that it is filed with the SEC unless, within fifteen days after such date, the Registrant receives notice from the SEC that this application will not be granted.

If you have any questions, please do not hesitate to contact me at (213) 615-0047.

Sincerely,

/s/ Joshua R. Diggs

Joshua R. Diggs

Counsel